As filed pursuant to Rule 424(b)(1) under the Securities Act of 1933 Registration No. 333-72674
PROSPECTUS

1,500,000 Shares

Hawaiian Electric Industries, Inc.

Common Stock

          Hawaiian Electric Industries, Inc. is selling 1,500,000 shares.

          The shares trade on the New York Stock Exchange under the symbol “HE.” On November 13, 2001, the last sale price of the shares as reported on the New York Stock Exchange was $37.70 per share.

	Per Share	Total

Public offering price	$37.70	$56,550,000
Underwriting discount	$1.51	$2,265,000
Proceeds, before expenses, to HEI	$36.19	$54,285,000

          The underwriters may also purchase up to an additional 225,000 shares from Hawaiian Electric Industries, Inc. at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover overallotments.

          Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

          The shares will be ready for delivery on or about November 19, 2001.

Merrill Lynch & Co.

Goldman, Sachs & Co.

Robert W. Baird & Co.

Janney Montgomery Scott LLC

The date of this prospectus is November 13, 2001.

          You should rely only on the information contained or incorporated by reference in this prospectus. HEI has not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. HEI is not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus or incorporated by reference in this prospectus is accurate only as of the date of those documents. HEI’s business, financial condition, results of operations and prospects may have changed since those dates.

FORWARD-LOOKING STATEMENTS

          This prospectus includes “forward-looking statements” as that term is defined in the Private Securities Litigation Reform Act of 1995. The safe harbor provisions of the Exchange Act and the Securities Act apply to forward-looking statements made by HEI. Forward-looking statements, which include statements that are predictive in nature, depend upon or refer to future events or conditions, and usually include words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “predicts”, “estimates” or similar expressions. In addition, any statements concerning future financial performance (including future revenues, earnings or losses or growth rates), ongoing business strategies or prospects and possible future actions, which may be provided by management, are also forward-looking statements.

          Forward-looking statements are based on expectations and projections about future events and are subject to risks, uncertainties and assumptions about HEI and its subsidiaries, the performance of the industries in which they do business and economic and market factors, among other things. These factors include the risks and uncertainties identified in this prospectus and in the incorporated documents. Forward-looking statements are not guarantees of future performance and the actual results that HEI achieves may differ materially. In addition, forward-looking statements speak only as of the date of the document in which they are made and, except for its ongoing obligations to disclose material information under the federal securities laws, HEI assumes no obligation to update these statements.

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SUMMARY

          This summary highlights information contained elsewhere in this prospectus and in the incorporated documents. This summary is not complete and may not contain all of the information that may be important to you. Before making an investment decision, you should read this entire prospectus as well as the documents incorporated by reference. Unless indicated otherwise, the information in this prospectus assumes that the underwriters’ overallotment option is not exercised.

Hawaiian Electric Industries, Inc.

          HEI is a holding company whose principal subsidiaries engage in the electric public utility and bank businesses in the State of Hawaii. HEI’s regulated electric public utility subsidiaries serve the islands of Oahu, Hawaii, Maui, Lanai and Molokai, and serve approximately 400,000 customers in a service area of approximately 5,766 square miles. HEI’s other principal subsidiary is a bank with branches throughout the State of Hawaii. On October 31, 2001, HEI announced that it is discontinuing its international power business. After restatement of results of operations for discontinuance of the international power operations, the electric public utility subsidiaries contributed approximately 74% of HEI’s consolidated revenues and 77% of its operating income from continuing operations for the nine-months ended September 30, 2001, with the bank contributing approximately 26% and 29%, respectively (and the “other” segment making negative contributions). HEI’s executive offices are located at 900 Richards Street, Honolulu, Hawaii 96813 and its telephone number is (808) 543-5662.

          The following chart depicts the organization of HEI by segment:

Strategy

          HEI’s strategy is to focus its resources on its electric public utility and bank businesses. The electric utility business has implemented active customer satisfaction programs to increase revenues in line with economic growth in the State of Hawaii, along with cost containment measures to control costs in the current economic environment. The bank is expanding its traditional consumer focus to be a full-service community bank serving both individual and business customers.

The Offering

Common stock offered	1,500,000 shares

Common stock outstanding prior to the offering	33,895,193 shares

Common stock outstanding after the offering	35,395,193 shares

Use of proceeds	Repayment of debt and other general corporate purposes. See “Use of Proceeds.”

NYSE symbol	HE

Common stock price range from January 1, 2001 to November 13, 2001	$33.56-$41.25

NYSE closing price on November 13, 2001	$37.70

Current indicated annual dividend rate per share	$ 2.48

Indicated annual dividend yield on November 13, 2001	6.6%

          The shares outstanding prior to and after this offering are based on the number of shares of common stock outstanding as of October 30, 2001. This number assumes that the underwriters’ overallotment option is not exercised. If the overallotment option is exercised in full, HEI will issue and sell an additional 225,000 shares.

          On October 23, 2001, the HEI Board of Directors declared a dividend of $0.62 per share payable on December 10, 2001 to stockholders of record on November 13, 2001. Purchasers of the shares offered by this prospectus will not be entitled to receive this dividend.

Selected Consolidated Financial Information

(In thousands, except per share amounts)

          The following selected consolidated financial information of HEI for the years ended December 31, 2000, 1999 and 1998 has been derived from the consolidated financial statements of HEI and the notes thereto, which consolidated financial statements have been audited by KPMG LLP, independent certified public accountants, and are incorporated by reference in this prospectus. The following selected consolidated financial information of HEI as of and for the nine months ended September 30, 2001 and 2000 has been derived from the unaudited consolidated financial statements of HEI and the notes thereto incorporated by reference in this prospectus. This financial information for all periods presented has been adjusted and restated to reflect the operations and assets of the international power segment as a discontinued operation. In the opinion of HEI’s management, the unaudited financial statements of HEI include all adjustments necessary for a fair presentation of the results for such periods and as of such date. The results of operations for any interim period are not necessarily indicative of the results for the entire year, and the results for an entire year are not necessarily indicative of results for future years. The following selected consolidated financial information of HEI, and the other financial information of HEI in this prospectus, are qualified in their entirety by, and should be read in conjunction with, such financial statements and the other information about HEI included elsewhere in this prospectus and in the incorporated documents.

	Nine Months Ended
	September 30,		Years Ended December 31,

	2001	2000	2000	1999	1998

Income statement data
Revenues	$1,307,968	$1,269,718	$1,732,311	$1,518,826	$1,480,392
Operating income	198,685	204,190	257,533	238,602	227,810
Net income (loss):
Continuing operations	82,542	87,922	109,336	96,426	97,262
Discontinued operations(1)	(22,075)	(17,801)	(63,592)	421	(12,451)

	$60,467	$70,121	$45,744	$96,847	$84,811

Basic earnings (loss) per common share
Continuing operations	$2.47	$2.71	$3.36	$3.00	$3.04
Discontinued operations	(0.66)	(0.55)	(1.95)	0.01	(0.39)

	$1.81	$2.16	$1.41	$3.01	$2.65

Diluted earnings (loss) per common share
Continuing operations	$2.46	$2.70	$3.35	$2.99	$3.03
Discontinued operations	(0.66)	(0.55)	(1.95)	0.01	(0.39)

	$1.80	$2.15	$1.40	$3.00	$2.64

Dividends per common share	$1.86	$1.86	$2.48	$2.48	$2.48
Weighted-average number of common shares outstanding	33,454	32,438	32,545	32,188	32,014
Adjusted weighted-average shares	33,634	32,570	32,687	32,291	32,129

	As of September 30, 2001

	Actual		As Adjusted(4)

Capitalization(2)
Short-term borrowings	$38,684	1.7%	$38,684	1.7%
Long-term debt(3)	1,166,704	50.3	1,112,569	47.9
HEI- and HECO-obligated preferred securities of trust subsidiaries	200,000	8.6	200,000	8.6
Preferred stock of subsidiaries-not subject to mandatory redemption	34,406	1.5	34,406	1.5
Stockholders’ equity:
Common stock	723,636	31.1	777,771	33.5
Retained earnings	145,620	6.3	145,620	6.3
Accumulated other comprehensive income	12,829	0.5	12,829	0.5

	$2,321,879	100.0%	$2,321,879	100.0%

(1)	In the fourth quarter of 2000, HEI incurred losses and write-offs totaling $75.7 million pretax ($36.8 million after tax) relating to the international power group’s investment in the electric generation business in the Philippines. In the third quarter of 2001, HEI adopted a formal plan to discontinue the remaining international power operations and incurred losses and write-offs totaling $36 million pretax ($23 million after tax).

(2)	Excludes ASB’s deposit liabilities, securities sold under agreements to repurchase and advances from the Federal Home Loan Bank of Seattle.

(3)	Includes $93.1 million of long-term debt due within one year.

(4)	Adjusted to reflect the issuance and sale of the common stock offered by this prospectus and use of the proceeds to repay a portion of HEI’s long-term debt. The adjustment assumes that the underwriters’ overallotment option is not exercised. See “Use of Proceeds.”

HAWAIIAN ELECTRIC INDUSTRIES, INC.

General

          HEI was incorporated in 1981 under the laws of the State of Hawaii and is a holding company whose principal subsidiaries engage in the electric public utility and bank businesses in the State of Hawaii. HEI’s predecessor, Hawaiian Electric Company, Inc., or HECO, was incorporated in 1891 under the laws of the Kingdom of Hawaii (now the State of Hawaii). As a result of a 1983 corporate reorganization, HECO became an HEI subsidiary and the common shareholders of HECO became common shareholders of HEI. By virtue of its ownership of utility subsidiaries, HEI is a holding company under the Public Utility Holding Company Act of 1935, but claims exemption from all provisions thereof except Section 9(a)(2). On October 31, 2001, HEI announced that it is discontinuing its international power operations.

Operating Segments

          HEI’s subsidiaries are engaged in the following business segments:

          Electric Utilities. HECO is a regulated electric public utility company engaged in the production, purchase, transmission, distribution and sale of electric energy on the island of Oahu, in the State of Hawaii. HECO’s subsidiaries, Hawaii Electric Light Company, Inc., or HELCO, incorporated on December 5, 1894, and Maui Electric Company, Limited, or MECO, incorporated on April 28, 1921, are also regulated electric public utilities, and provide electric service on the islands of Hawaii, Maui, Lanai and Molokai in the State of Hawaii. HECO and its subsidiaries serve approximately 400,000 customers in a service area of approximately 5,766 square miles. HECO and its subsidiaries own 1,673 megawatts of generating capacity and have long-term purchase power agreements for another 532 megawatts of firm capacity with various independent power producers in the State of Hawaii. Due to the isolated nature of the service territories of the electric public utilities, the electric utilities must own or be able to contract for all the electric power generation required to meet their power supply needs. Management believes that capacity reserve margins maintained by HECO and its subsidiaries, which averaged over 40% in 2000, are adequate to service the customers in their respective service territories.

          Bank. HEI Diversified, Inc., or HEIDI, is a wholly owned subsidiary of HEI and the direct parent of American Savings Bank, F.S.B., or ASB. ASB, acquired on May 26, 1988, is a federally chartered savings bank with 70 branches primarily providing bank services such as federally-insured savings accounts and real estate mortgage loans within the State of Hawaii. As of September 30, 2001, ASB was the third largest financial institution in the State based on consolidated total assets of $6.1 billion. As of September 30, 2001, ASB was in full compliance with Office of Thrift Supervision, or OTS, minimum capital requirements and was “well-capitalized” (ratio requirements noted in parentheses) within the meaning of FDIC regulations with a leverage ratio of 6.4% (5.0%), a Tier-1 risk-based ratio of 11.7% (6.0%) and a total risk-based ratio of 12.8% (10.0%). ASB’s largest subsidiary is ASB Realty Corporation, or ASB Realty, which elects to be taxed as a real estate investment trust and had total assets of $1.9 billion as of September 30, 2001.

          Other. HEI’s “other” business segment includes the results of operations of HEI corporate and several direct and indirect subsidiaries. These subsidiaries are engaged in various businesses, including passive investments in leveraged leases and other investments, providing services to the electric utilities and supplying on-site generation and other energy-related products and services to customers. HEI also holds directly three series of income notes acquired in May and July 2001 through transactions involving ASB.

Strategy

          HEI’s strategy is to focus its resources on its two core operating businesses that provide electric public utility and banking services in the State of Hawaii. In line with this domestic strategy, HEI has recently discontinued its international operations.

          Keys to achieving returns from the electric utility business are to ensure customer satisfaction and contain costs. The electric utilities have established programs which offer customers specialized services and energy efficiency audits to aid them in saving on energy costs. With large power users in the electric utilities’ service territories, such as the U.S. military, hotels and state and local government, management believes that maintaining customer satisfaction is a critical component in insuring kilowatt-hour sales and revenue growth in Hawaii over time. The utilities have also undertaken cost containment measures to control costs in the current economic environment. For example, the electric utilities have implemented an integrated computer system that has allowed the consolidation of certain accounting and purchasing functions, thereby streamlining business processes, cutting labor costs and lowering inventory. The consolidation of the purchasing function also allows the utilities to realize savings from volume discounts.

          ASB is expanding its traditional consumer focus to be a full-service community bank serving both individual and business customers. ASB is gradually enhancing its loan portfolio through diversification from single-family home mortgages to higher-yielding business and commercial real estate loans. Towards this end, ASB has hired experienced business lending personnel and has established an appropriate risk management infrastructure to manage this shift in assets.

RECENT DEVELOPMENTS

Discontinued Operations

          In October 2001, the HEI Board of Directors adopted a formal plan to exit the international power business (engaged in by HEI Power Corp. and its subsidiaries, the HEIPC Group) over the next year. The HEIPC Group has been reported as a discontinued operation in the third quarter of 2001. The HEIPC Group wrote off its remaining investment of approximately $24 million in its China joint venture and recognized an impairment loss of $2.7 million on its investment in approximately 22% of the outstanding common stock of Cagayan Electric Power & Light Co., Inc., an electric distribution company in the Philippines. As a result, HEI reported a loss from discontinued operations of $21.5 million for the third quarter of 2001, compared with a loss of $9.2 million for the same quarter in 2000.

          At September 30, 2001, the HEIPC Group’s remaining investment in and advances to a Guam power project and the remaining investment in Cagayan Electric Power & Light Co., Inc. common stock totaled approximately $19 million. The HEIPC Group has undertaken efforts to sell these remaining investments and is evaluating possible remedies to pursue to recover the costs it has incurred in connection with the China joint venture. Management cannot predict the outcome of these efforts at this time.

Third Quarter 2001 Results of Continuing Operations

          HEI had consolidated revenues of $447.3 million and income from continuing operations of $28.7 million for the third quarter of 2001, compared with $452.0 million and $31.2 million, respectively, for the same quarter in 2000. The decrease in revenues was due to decreases for the bank and “other” segments, partly offset by an increase at the electric utility segment. The decrease in income from continuing operations was due to the increase in net losses at the “other” segment, partially offset by the increase in net income for the bank and electric utility segments.

          The electric utilities had a 1% increase in revenues in the third quarter of 2001 in comparison with the same period in 2000 primarily due to 1.6% higher kilowatt-hour sales and a rate increase for HELCO. The electric utilities’ 3% increase in net income (from $25.0 million in the third quarter of 2000 to $25.7 million in the third quarter of 2001) was primarily due to the higher kilowatt-hour sales and lower maintenance expenses, partly offset by higher purchased power capacity payments and depreciation.

          ASB had 5% lower revenues in the third quarter of 2001 in comparison with the same period in 2000 primarily due to lower interest income as a result of lower weighted-average yields on assets, partly offset by higher other income resulting principally from lower writedowns of investments, higher fee income and the revenues from Bishop Insurance Agency of Hawaii, Inc., or BIA, an insurance brokerage business acquired by a subsidiary of ASB in March 2001. ASB’s 13% increase in net income (from $9.8 million in the third quarter of 2000 to $11.1 million in the third quarter of 2001) was primarily due to higher other income, partly offset by higher expenses, including higher service bureau expense and compensation expense resulting from the acquisition of BIA, and lower net interest income. ASB’s interest rate spread declined to 3.08% in the third quarter of 2001 from 3.11% in the same quarter of 2000.

          The revenues for the “other” segment for the third quarter of 2001 decreased $2.5 million, compared to the same quarter in 2000, primarily due to the writedown of income notes purchased by HEI in connection with the termination of ASB’s investments in trust certificates in May and July of 2001. The net loss for the “other” segment in the third quarter of 2001 increased $4.5 million compared to the same quarter in 2000 primarily due to the decrease in revenue and higher general, administrative and interest expenses at corporate.

Potential Adverse Effect of Terrorist Attacks on Hawaii’s Economy and the Company

          The September 11, 2001 terrorist attacks on the U.S. and subsequent events have weakened Hawaii’s economy. Tourism accounts for about a quarter of the state’s economic output. In the five weeks of air travel following the attacks, visitor arrivals to Hawaii fell by 32% compared with the same period a year ago. The downturn in tourism-related businesses has also resulted in job layoffs throughout the state, further contributing to the weakening economy in Hawaii.

          HECO and its subsidiaries are preparing for an impact on kilowatt-hour sales that is at least as significant as that which occurred due to the Persian Gulf War in 1991. HECO’s kilowatt-hour sales in the first half of 1991 decreased 1.1% compared to the same period a year earlier. During October 2001, kilowatt-hour sales for HECO and its subsidiaries decreased by approximately 1.6% from October 2000. In addition, HECO and its subsidiaries expect increased bad debt expense due to resulting business closures and layoffs and significantly reduced 2002 pension plan income as a result of the stock market decline. HECO and its subsidiaries estimate that each one percentage point drop in annual kilowatt-hour sales would result in a decline in net income of approximately $4 million. Each negative one percentage point change in asset return is expected to result in approximately $0.8 million less 2002 pension income, net of amounts capitalized and income taxes, for HECO and its subsidiaries. In response to these actual and anticipated negative financial effects, HECO and its subsidiaries are currently evaluating additional cost-cutting steps.

          The downturn in the Hawaii economy could lead to higher delinquencies in ASB’s loan portfolio and the slowdown in the U.S. economy may affect the performance of ASB’s holdings of mortgage/asset-backed securities. ASB is contacting larger customers to determine the effect that the slowdown in tourism is having on their businesses and ASB is monitoring the delinquencies in residential and consumer loan portfolios to identify any delinquency trends that may arise. At September 30, 2001, ASB had outstanding loans to businesses with significant exposure to the tourism industry, including an airline and hotels, of less than 1% of total loans outstanding. Substantially all of these loans are secured by commercial real estate and/ or corporate assets and were performing as of September 30, 2001. ASB continues to monitor the performance of its investment portfolio, primarily its home equity asset-backed securities. Federal government monetary policies and falling interest rates have resulted in increased mortgage refinancing volume as well as accelerated prepayments of loans and securities. ASB’s interest rate spread, the difference between the yield on interest-earning assets and the cost of funds, may be compressed if yields on assets decline more rapidly than the cost of funds.

          Volatility in U.S. capital markets or higher delinquencies in the assets underlying the income notes held directly by HEI may also negatively impact the fair value of the income notes in future periods.

          Federal and state governmental actions in response to the attacks and the subsequent economic downturn could partially offset some of these negative factors. Because of the heightened concern over national security, Hawaii’s defense industry could benefit if Congress approves additional federal spending for defense. The Governor called the Hawaii legislature into a special session in October 2001 to consider an economic stimulus package to help mitigate the negative effects of the terrorist attacks. Appropriations authorized in the session include funds for capital improvement and construction projects; $10 million for tourism marketing; $2 million for emergency food and housing assistance; funds to strengthen security and make improvements at airports; and funds for the Emergency Budget and Reserve Fund to meet increased public health, safety and welfare needs during the economic emergency caused by the terrorist attacks. The legislature also passed tax credits for construction and remodeling of hotels and residential homes and granted the Governor certain emergency powers through April 30, 2002.

          In light of these uncertainties, management is unable to accurately forecast the net effect of the terrorist attacks and related events on Hawaii’s economic growth and HEI and its subsidiaries. Until Hawaii’s tourism industry and general economic conditions rebound, management believes that consequences in Hawaii of the September 11, 2001 terrorist attacks will, on balance, have a negative financial effect on HEI and its subsidiaries and, therefore, could adversely affect HEI’s consolidated results of operations and financial condition.

FINANCING REQUIREMENTS AND MAJOR CAPITAL EXPENDITURE PROGRAMS

HEI Financing Requirements

          Total HEI consolidated financing requirements for 2001 through 2005, including net capital expenditures (which exclude allowance for funds used during construction and capital expenditures funded by third-party contributions in aid of construction) and long-term debt retirements (excluding repayments of advances from the Federal Home Loan Bank of Seattle and securities sold under agreements to repurchase) are estimated to total $1.1 billion. Of this amount, approximately $0.6 billion is for net capital expenditures (mostly relating to the electric utilities’ net capital expenditures described below). HEI’s consolidated internal sources, after the payment of HEI dividends, are expected to provide approximately 64% of the consolidated financing requirements, with debt and equity financing (including the sale of common stock offered by this prospectus) providing the remaining requirements. Additional debt and equity financing may be required to fund activities not included in the 2001 through 2005 forecast, such as increases in the amount of or an acceleration of capital expenditures of the electric utilities.

Capital Expenditure Program of Utilities

          Capital expenditures by the electric utilities include the costs of projects which are required to meet expected load growth, to improve reliability and to replace and upgrade existing equipment. Net capital expenditures for the five-year period 2001 through 2005 are currently estimated to total $0.6 billion. Approximately 65% of forecast gross capital expenditures, including allowance for funds used during construction and capital expenditures funded by third-party contributions in aid of construction, are for transmission and distribution projects, with the remaining 35% primarily for generation projects.

          For 2001, electric utility net capital expenditures are estimated to be $123 million. Gross capital expenditures are estimated to be $138 million, including approximately $98 million for transmission and distribution projects, approximately $24 million for generation projects and approximately $16 million for general plant and other projects.

          Management periodically reviews capital expenditure estimates and the timing of construction projects. These estimates may change significantly as a result of many considerations, including changes in economic conditions, changes in forecasts of kilowatt-hour sales and peak load, the availability of purchased power and changes in expectations concerning the construction and ownership of future generating units, the availability of generating sites and transmission and distribution corridors, the ability to obtain adequate and timely rate increases, escalation in construction costs, demand-side management programs, the effects of opposition to proposed construction projects and requirements of environmental and other regulatory and permitting authorities.

WHERE YOU CAN FIND MORE INFORMATION

          This prospectus is part of a registration statement on Form S-3 filed with the SEC under the Securities Act of 1933. The registration statement contains additional information and exhibits not included in this prospectus and refers to documents that are filed as exhibits to other SEC filings. HEI is subject to the informational requirements of the Securities Exchange Act of 1934 and, therefore, files annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy the registration statement and any document that HEI files at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can call the SEC’s toll-free telephone number at 1-800-SEC-0330 for further information on the public reference room. The SEC maintains a web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding companies (such as HEI) that file documents with the SEC electronically. The documents can be found by searching the EDGAR Archives at the SEC’s web site. HEI’s SEC filings, and other information with respect to HEI, may also be obtained on the Internet at HEI’s web site at http://www.hei.com. This information on HEI’s website is not incorporated by reference in this prospectus.

          The SEC allows HEI to “incorporate by reference” the information that it files with the SEC, which means that HEI can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus and should be read with the same care. Later information that HEI files with the SEC will automatically update and supersede information in this prospectus or an earlier filed document. HEI has filed with the SEC (File No. 1-8503) and incorporates by reference the following documents: (1) HEI’s Annual Report on Form 10-K for the year ended December 31, 2000; (2) HEI’s Quarterly Reports on Form 10-Q for the quarters ended March 31, 2001, June 30, 2001 and September 30, 2001; (3) HEI’s Current Reports on Form 8-K dated January 18, 2001, January 23, 2001, February 23, 2001, April 23, 2001, April 24, 2001, May 23, 2001, June 1, 2001, June 19, 2001, July 23, 2001, October 22, 2001, October 31, 2001, November 5, 2001 and November 9, 2001; (4) the description of the rights to purchase shares of HEI’s Series A Junior Participating Preferred Stock contained in HEI’s registration statement on Form 8-A filed with the SEC on November 5, 1997; and (5) all reports and other documents subsequently filed by HEI pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of this offering.

          You may request a free copy of any of these incorporated documents by writing or telephoning HEI at the following address or telephone number: Treasurer, Hawaiian Electric Industries, Inc., P.O. Box 730, Honolulu, Hawaii 96808-0730, telephone: (808) 543-5641.

USE OF PROCEEDS

          The net proceeds to HEI from the sale of the shares of common stock, after deduction of the underwriting discount and estimated expenses payable by HEI, will be approximately $54.1 million (or $62.3 million if the underwriters’ overallotment option is exercised in full).

          HEI intends to use the net proceeds from this offering, together with other funds that become available, for the following purposes:

•	to pay at stated maturity amounts necessary to retire private placement notes with an aggregate remaining principal balance of $22.0 million, which notes bear interest at 8.52% per annum and mature on December 14, 2001,

•	to pay at stated maturity amounts necessary to retire medium-term notes with a remaining principal balance of $7.5 million, which notes bear interest at 6.31% per annum and mature on February 19, 2002,

•	to pay at stated maturity amounts necessary to retire medium-term notes with an aggregate remaining principal balance of $52.0 million, which notes bear interest at various rates ranging from 6.49% to 7.02% per annum and mature on June 12 and June 24, 2002, and

•	for other general corporate purposes.

          Pending these uses, HEI will either invest the proceeds in short-term money market accounts or use the proceeds to make short-term loans to HECO. HECO will use the proceeds of any short-term loans it may receive from HEI to repay HECO’s outstanding commercial paper and for HECO’s general corporate purposes. As of November 13, 2001, HECO’s commercial paper outstanding totaled approximately $27.1 million. The commercial paper bore interest at prevailing market rates and will mature on November 14, 2001.

COMMON STOCK PRICE RANGE AND DIVIDENDS

          The principal market on which HEI’s common stock is traded is the New York Stock Exchange. The common stock trades under the symbol HE. The following table sets forth the intraday high and low sales prices of the common stock, as reported on the New York Stock Exchange Composite Transactions Tape, and dividends per share of common stock paid (or declared) by HEI for the calendar quarters indicated.

	Price Range

Period	High	Low	Dividend

1999
First quarter	$40.50	$34.50	$0.62
Second quarter	36.88	34.56	0.62
Third quarter	36.38	34.38	0.62
Fourth quarter	36.13	28.06	0.62
2000
First quarter	31.81	27.69	0.62
Second quarter	37.69	30.88	0.62
Third quarter	35.69	31.19	0.62
Fourth quarter	37.94	31.50	0.62
2001
First quarter	37.75	33.56	0.62
Second quarter	38.40	35.75	0.62
Third quarter	41.25	36.12	0.62
Fourth quarter (through November 13, 2001)	40.01	36.80	0.62

          The last reported sale price of the common stock on November 13, 2001 on the New York Stock Exchange was $37.70 per share. As of October 30, 2001, HEI had 16,525 common stockholders of record. On October 23, 2001, the HEI Board of Directors declared a dividend of $0.62 per share payable on December 10, 2001 to stockholders of record on November 13, 2001. Purchasers of the shares offered by this prospectus will not be entitled to receive this dividend.

          HEI (and prior to July 1, 1983, HEI’s predecessor, HECO) has paid dividends continuously since 1901. While HEI currently intends to continue the practice of paying dividends quarterly, the amount and timing of future dividends are necessarily dependent upon future earnings, financial requirements and other factors considered by HEI’s Board of Directors, including legal requirements and contractual restrictions. See “Description of Capital Stock — Common Stock — Dividend Rights and Limitations.”

DESCRIPTION OF CAPITAL STOCK

          Under HEI’s Restated Articles of Incorporation, HEI is authorized to issue 100,000,000 shares of common stock without par value and 10,000,000 shares of preferred stock without par value. The HEI Board of Directors has authorized and designated only one series of preferred stock, being 500,000 shares of Series A Junior Participating Preferred Stock, none of which has been issued. The following description of the terms of HEI’s capital stock sets forth general terms and provisions of HEI’s capital stock and does not purport to be complete and is subject to and qualified in its entirety by reference to HEI’s Restated Articles of Incorporation, the resolution creating the Series A Junior Participating Preferred Stock and the Stockholder Rights Plan described below.

General

          The outstanding shares of HEI’s common stock, other than shares of restricted stock issued from time to time under HEI’s Stock Option and Incentive Plan of 1987 (as amended) until such restrictions are satisfied, are fully paid and nonassessable. Additional shares of common stock, when issued, will be fully paid and nonassessable when the consideration for which HEI’s Board of Directors authorizes their issuance has been received. The holders of common stock have no preemptive rights and there are no applicable conversion, redemption or sinking fund provisions.

          HEI’s common stock is transferable at the Shareholder Services Office of HEI, Pacific Tower, 8th Floor, 1001 Bishop Street, Honolulu, Hawaii 96813, and at the office of Continental Stock Transfer & Trust Company, Co-Transfer Agent and Registrar, 2 Broadway, New York, New York 10004. After December 2001, Continental Stock Transfer & Trust Company will be relocating their offices to 17 Battery Place, New York, New York 10004.

Common Stock

Dividend Rights and Limitations

          Stock and cash dividends may be paid to the holders of common stock as and when declared by the HEI Board of Directors, provided that, after giving effect thereto, HEI is able to pay its debts as they become due in the usual course of its business and HEI’s total assets are not less than the sum of its total liabilities plus the maximum amount that would be payable in any liquidation in respect of all outstanding shares having preferential rights in liquidation. All shares of common stock are entitled to participate equally with respect to dividends.

          HEI is a legal entity separate and distinct from its various subsidiaries. As a holding company with no significant operations of its own, the principal sources of its funds are dividends or other distributions from its operating subsidiaries, borrowings and sales of equity. The ability of certain of HEI’s direct and indirect subsidiaries to pay dividends or make other distributions to HEI, or to make loans or extend credit to or purchase assets from HEI, is subject to contractual, statutory and regulatory restrictions, including without limitation the provisions of an agreement with the Hawaii Public Utilities Commission (pertaining to HEI’s electric public utility subsidiaries) and the minimum capital requirements imposed by law on HEI’s federal bank subsidiary, as well as restrictions and limitations set forth in debt instruments, preferred stock resolutions and guarantees. HEI does not expect that the regulatory and contractual restrictions applicable to HEI or its direct or indirect subsidiaries will significantly affect its ability to pay dividends on its common stock. Please see “Business — Regulation and other matters — Restrictions on dividends and other distributions” in HEI’s Annual Report on Form 10-K for the year ended December 31, 2000 for a more complete description of the ability of certain of HEI’s subsidiaries to pay dividends or make other distributions to HEI.

Liquidation Rights

          In the event of any liquidation, dissolution, receivership, bankruptcy, disincorporation or winding up of the affairs of HEI, voluntarily or involuntarily, holders of HEI’s common stock are entitled to any assets of HEI available for distribution to HEI’s stockholders after the payment in full of any preferential amounts to which holders of any preferred stock may be entitled. All shares of common stock will rank equally in the event of liquidation.

Voting Rights

          Holders of common stock are entitled to one vote per share, subject to such limitation or loss of right as may be provided in resolutions which may be adopted from time to time creating series of preferred stock or otherwise. At annual and special meetings of stockholders, a majority of the outstanding shares of common stock constitute a quorum and any action may be approved if the votes cast in favor of the action exceed the votes cast opposing the action, except as otherwise required by law, and except with respect to the amendment of certain provisions of HEI’s By-laws and except as may be provided in resolutions that may be adopted from time to time creating series of preferred stock or otherwise.

          Under HEI’s current By-laws, one-third (as nearly as possible) of the total number of directors is elected at each annual meeting of stockholders and no holder of common stock is entitled to cumulate votes in an election of directors so long as HEI shall have a class of securities registered pursuant to the Exchange Act that is listed on a national securities exchange or traded over-the-counter on the National Association of Securities Dealers, Inc. Automated Quotation System. Under HEI’s By-laws, directors may be removed from office only for cause.

          An amendment to the provisions in the By-laws relating to (1) matters which may be brought before an annual meeting, (2) matters which may be brought before a special meeting, (3) cumulative voting, (4) the number and staggered terms of members of the Board of Directors, (5) removal of directors and (6) amendment of the By-laws must in each case be approved either (a) by the affirmative vote of 80% of the shares entitled to vote generally with respect to election of directors voting together as a single class, or (b) by the affirmative vote of a majority of the entire Board of Directors plus a concurring vote of a majority of the “continuing directors” (as that term is defined in the By-laws) voting separately and as a subclass of directors.

          The provisions of HEI’s By-laws discussed in the foregoing two paragraphs, and the stockholder rights plan and statutory provisions discussed below, may have the effect of delaying, deferring or preventing a change in control of HEI.

Preferred Stock

General

          Preferred stock may be issued by the Board of Directors in one or more series, without action by HEI’s stockholders and with such preferences, voting powers, restrictions and qualifications as may be fixed by resolution of the Board of Directors authorizing the issuance of those shares. Under current Hawaii law, all shares of a series of preferred stock must have preferences, limitations and relative rights identical with those of other shares of the same series and, except to the extent otherwise provided in the description of the series, with those of other series in the same class.

          If and when authorized by the Board of Directors, preferred stock may be preferred as to dividends or in liquidation, or both, over the common stock. For example, the terms of the preferred stock, if and when authorized, could prohibit dividends on shares of common stock until all dividends and any mandatory redemptions have been paid with respect to shares of preferred stock. In addition, the Board of Directors may, without stockholder approval, issue preferred stock with voting and conversion rights which could adversely affect the voting power or economic rights of the holders of common stock. Issuance of preferred stock by HEI could thus have the effect of delaying, deferring or preventing a change of control of HEI. The first and only series of Preferred Stock that has been authorized by the Board of Directors as of the date of this prospectus is the Series A Junior Participating Preferred Stock that was created in connection with the establishment of HEI’s Stockholder Rights Plan discussed below.

Principal Terms of the Stockholder Rights Plan

          On October 28, 1997, the Board of Directors of HEI adopted a Stockholder Rights Plan and declared a dividend of one right for each share of common stock of HEI to stockholders of record on November 10, 1997 (the “Record Date”). A right has attached and will continue to attach to each share of common stock issued between the Record Date and the Distribution Date (as such term is defined below). Each right will entitle the registered holder to purchase from HEI a unit (a “Unit”) consisting of one one-hundredth of a share of Series A Junior Participating Preferred Stock without par value at a purchase price of $112 per Unit (the “Purchase Price”), subject to adjustment. The description and terms of the rights are set forth in the Rights Agreement, dated as of October 28, 1997, between HEI and Continental Stock Transfer & Trust Company, as rights agent. The following summary of the rights and the Stockholder Rights Plan is not intended to be complete and is qualified in its entirety by reference to the Rights Agreement. HEI’s rights plan is designed to deter coercive or unfair takeover tactics, including the gradual accumulation of shares in the open market, partial or two-tiered tender offers, and private transactions through which an acquiror gains control of HEI without offering fair value to all of HEI’s stockholders.

          Until the Distribution Date (as defined below), (1) no separate rights certificates will be distributed and the rights will be evidenced by the common stock certificates and will be transferred with and only with those common stock certificates, (2) new common stock certificates will contain a notation incorporating the Rights Agreement by reference and (3) the surrender for transfer of any certificates for common stock outstanding will also constitute the transfer of the rights associated with the common stock represented by that certificate. The rights will separate from the common stock upon the earlier of (a) 10 days following a public announcement that a person or group of affiliated or associated persons (an “Acquiring Person”) has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding shares of common stock other than as a result of repurchases of stock by HEI (the “Stock Acquisition Date”) or (b) 10 days following the commencement of a tender offer or exchange offer that would result in a person or group becoming an Acquiring Person (the earlier of (a) and (b), the “Distribution Date”). As soon as practicable after the Distribution Date, rights certificates will be mailed to holders of record of the common stock as of the close of business on the Distribution Date and, thereafter, the separate rights certificates alone will represent the rights.

          Except as otherwise determined by the Board of Directors, only shares of common stock issued and outstanding prior to the Distribution Date will have rights attached.

          The rights are not exercisable until the Distribution Date and will expire at the close of business on November 1, 2007 unless earlier redeemed by HEI as described below. At no time will the rights have any voting power.

          In the event a person becomes an Acquiring Person, each holder of a right will thereafter have the right to receive, upon exercise, common stock (or, in certain circumstances, cash, property or other securities of HEI), having a value equal to two times the Exercise Price of the right. Notwithstanding any of the foregoing, following the occurrence of the event set forth in the prior sentence (the “Flip-in Event”), all rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void. However, rights are not exercisable following the occurrence of the Flip-in Event until such time as the rights are no longer redeemable by HEI as set forth below.

          In the event that following the Stock Acquisition Date, (1) HEI engages in a merger or business combination transaction in which HEI is not the surviving corporation; (2) HEI engages in a merger or business combination transaction in which HEI is the surviving corporation and the common stock of HEI is changed or exchanged; or (3) 50% or more of HEI’s assets or earning power is sold or transferred (all deemed “Flip-Over Events”), each holder of a right (except rights which have previously been voided as set forth above) shall thereafter have the right to receive, upon exercise of the right, common stock of the acquiring company having a value equal to two times the Exercise Price of the right.

          The Purchase Price payable, and the number of Units of Series A Junior Participating Preferred Stock or other securities or property issuable, upon exercise of the rights are subject to adjustment from time to time to prevent dilution (1) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Series A Junior Participating Preferred Stock, (2) if holders of the Series A Junior Participating Preferred Stock are granted certain rights or warrants to subscribe for preferred stock or convertible securities at less than the current market price of the Series A Junior Participating Preferred Stock, or (3) upon the distribution to holders of the Series A Junior Participating Preferred Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

          With certain exceptions, no adjustments in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price. No fractional Units will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Stock on the last trading date prior to the date of exercise.

          At any time until ten days following the Stock Acquisition Date, HEI may redeem the rights in whole, but not in part, at a price of $0.01 per right. Immediately upon the action of the Board of Directors ordering redemption of the rights, the rights will terminate and the only right of the holders of rights will be to receive the redemption price of $0.01 per right.

          Until a right is exercised, the holder thereof, as such, will have no rights as a preferred stockholder of HEI, including, without limitation, the right to vote or to receive dividends.

          Prior to the Distribution Date, HEI may supplement or amend any provision of the Rights Agreement. After the Distribution Date, the provisions of the Rights Agreement may be supplemented or amended by the Board in order to cure any ambiguity, to make changes which do not materially adversely affect the interests of holders of rights (excluding the interest of any Acquiring Person), to correct or supplement any defective or inconsistent provision in the Rights Agreement, or to shorten or lengthen any time period under the Rights Agreement; provided, however, that from and after the Distribution Date, no amendment to lengthen the time period governing redemption shall be made unless such lengthening is for the purpose of protecting, enhancing or clarifying the rights of, and/or the benefits to, the holders of rights. The Rights Agreement may not be amended at a time when the rights are not redeemable.

Principal Terms of the Series A Junior Participating Preferred Stock

          On October 28, 1997, the Board of Directors of HEI authorized a series of 500,000 shares of preferred stock, designated the Series A Junior Participating Preferred Stock. The Series A Junior Participating Preferred Stock is without par value, and was created in conjunction with the Board’s adoption of the Rights Agreement described above. No shares of Series A Junior Participating Preferred Stock have been issued. The Series A Junior Participating Preferred Stock may be purchased under certain circumstances, as set forth in the Rights Agreement. The exercise price for one one-hundredth of a share of Series A Junior Participating Preferred Stock is $112, subject to adjustment.

          The Series A Junior Participating Preferred Stock ranks junior to all other series of Preferred Stock as to the payment of dividends and distribution of assets, unless the terms of any such series provide otherwise. If declared by the Board of Directors out of funds legally available therefor, the dividend rate for the Series A Junior Participating Preferred Stock is the greater of $61.00 per quarter, or 100 times the then current quarterly dividend per common share (as adjusted from time to time to reflect stock dividends, subdivisions or combinations). Whenever quarterly dividends on the Series A Junior Participating Preferred Stock are in arrears, dividends or other distributions may not be made on the common stock or on any series of preferred stock ranking junior to the Series A Junior Participating Preferred Stock. Upon liquidation, no holders of shares ranking junior to the Series A Junior Participating Preferred Stock shall receive any distribution until all holders of the Series A Junior Participating Preferred Stock shall have received $100 per share, plus any unpaid dividends (the “Series A Liquidation Preference”). Following payment of the Series A Liquidation Preference, no additional distributions shall be made to the holders of Series A Junior Participating Preferred Stock unless holders of common stock receive an amount equal to the Series A Liquidation Preference divided by 100, as adjusted, and thereafter (and after taking into account any amounts that may then be due to holders of any other series of preferred stock) the holders of the Series A Junior Participating Preferred Stock shall be entitled to share in the remaining assets of HEI with the holders of the common stock, ratably on a per share basis. In the event that there are not sufficient assets available to permit payment in full of the Series A Liquidation Preference and the liquidation preferences of all other series of preferred stock, if any, which rank on a parity with the Series A Junior Participating Preferred Stock, then such remaining assets shall be distributed ratably to the holders of such parity shares in proportion to their respective liquidation preferences.

          Each share of Series A Junior Participating Preferred Stock shall entitle the holder thereof to 100 votes, as may be adjusted from time to time, on all matters submitted to a vote of the stockholders of HEI, voting together with the common stock. If dividends on any Series A Junior Participating Preferred Stock are in arrears in an amount equal to six quarterly dividends, then until dividends for all previous quarters and for the current quarter have been declared and paid or set aside for payment, the holders of Series A Junior Participating Preferred Stock, voting as a class with holders of other series of preferred stock who are then entitled to vote thereon, shall also have the right to elect two directors to HEI’s Board of Directors. The shares of Series A Junior Participating Preferred Stock are not redeemable.

Restriction on Purchases of Shares and Consequences of Substantial Holdings of Shares under Certain Hawaii and Federal Laws

          Provisions of Hawaii and federal law, some of which are described below, place restrictions on the acquisition of beneficial ownership of 5% or more of the voting power of HEI. The following does not purport to be a complete enumeration of all of these provisions, nor does it purport to be a complete description of the statutory provisions that are enumerated. Persons contemplating the acquisition of 5% or more of the issued and outstanding shares of HEI’s common stock should consult with their legal and financial advisors concerning statutory and other restrictions on such acquisitions.

          The Hawaii Control Share Acquisition Act places restrictions on the acquisition of ranges of voting power (starting at 10% and at 10% intervals up to a majority) for the election of directors of HEI unless the acquiring person obtains approval of the acquisition, in the manner specified in the Control Share Acquisition Act, by the affirmative vote of the holders of a majority of the voting power of all shares entitled to vote, exclusive of the shares beneficially owned by the acquiring person, and consummates the proposed control share acquisition within 180 days after shareholder approval. If such approval is not obtained, the statute provides that the shares acquired may not be voted for a period of one year from the date of acquisition, the shares will be nontransferable on HEI’s books for one year after acquisition and HEI, during the one-year period, shall have the right to call the shares for redemption either at the prices at which the shares were acquired or at book value per share as of the last day of the fiscal quarter ended prior to the date of the call for redemption.

          Under provisions of the Hawaii Revised Business Corporation Act, subject to certain exceptions, HEI may not be a party to a merger or consolidation unless the merger or consolidation is approved by the holders of at least 75% of all of the issued and outstanding voting stock of HEI.

          Under provisions of Hawaii law regulating public utilities, not more than 25% of the issued and outstanding voting stock of certain public utility corporations, including HECO and its wholly owned electric utility subsidiaries, may be held, directly or indirectly, by any single foreign corporation or any single nonresident alien, or held by any person, without the prior approval of the Hawaii Public Utilities Commission. The acquisition of more than 25% of the issued and outstanding voting stock of HEI in one or more transactions might be deemed to result in the holding of more than 25% of the voting stock of HECO and its electric utility subsidiaries. In addition, HEI is subject to an agreement entered into with the Hawaii Public Utilities Commission when HECO became a wholly owned subsidiary of HEI. This agreement provides that the acquisition of HEI by a third party, whether by purchase, merger, consolidation or otherwise, requires the prior written approval of the Hawaii Public Utilities Commission.

          Under the Public Utility Holding Company Act of 1935, any company (as defined in the 1935 Act) that directly or indirectly owns, controls or holds with power to vote 10% or more of the outstanding voting securities of HEI may be deemed a public utility holding company, subject to regulation under the 1935 Act, unless an exemption is available under the 1935 Act or the Commission, upon application, declares such a company not to be a holding company. In addition, under the 1935 Act, it is unlawful, without the Commission’s approval or an available exemption, for any person to acquire, directly or indirectly, any security of a public utility company if the person is an affiliate of such company or any other public utility or holding company, or will by virtue of such acquisition become such an affiliate. An “affiliate” of a company includes any person that directly or indirectly owns, controls or holds with power to vote 5% percent or more of the outstanding voting securities of the company. By virtue of HEI’s ownership of HECO, and in turn HECO’s ownership of MECO and HELCO, HEI is thus the direct and indirect parent company (directly and indirectly owning 100% of the voting securities) of more than one public utility company. So long as that is the case, under current law (a) any person who acquires ownership, control or power to vote 5% or more of HEI’s outstanding shares would, by virtue of such acquisition, become an affiliate of more than one public utility company, thereby requiring prior Commission approval unless an exemption is available, and (b) any subsequent acquisition of HEI shares by such affiliates would be subject to Commission approval unless an exemption is available.

          Federal law restricts acquisitions of a bank and any entity considered to be its holding company by establishing thresholds of “control” the acquisition of which requires prior regulatory approval and by limiting the types of persons and entities eligible to acquire such control. The primary federal banking regulator of ASB is the OTS. As a result of HEI’s indirect ownership of ASB, both HEI and HEIDI, the direct parent corporation of ASB, are also subject to a certain degree of regulation by the OTS as “unitary savings and loan holding companies” (i.e., companies whose subsidiaries include a savings association and one or more nonfinancial subsidiaries). The Gramm-Leach-Bliley Act prohibits the creation of new so-called “unitary savings and loan holding companies,” although the unitary savings and loan holding company relationship among HEI, HEIDI and ASB is “grandfathered” under this Act so that HEI and its subsidiaries will be able to continue to engage in their current activities. The effect of this prohibition is that any acquisition of HEI is likely to require a divestiture of ASB or of its assets and liabilities. Federal law also limits the persons and entities eligible to acquire ASB or its assets and liabilities.

          The thresholds of “control” which will trigger the need for notice to the OTS and, in certain instances, prior OTS approval are, with respect to transactions for which OTS is the primary federal banking regulator, set forth in federal statutes and the OTS regulations. Generally, no company, or any director or officer of a savings and loan holding company, or person who owns, or controls or holds with power to vote more than 25% of the voting stock of such holding company, may acquire control of a bank insured by the FDIC or its holding company without the prior written approval of the OTS. In addition, no person (other than certain persons affiliated with a savings and loan holding company) may acquire control of a bank or savings and loan holding company, unless the OTS has been given 60 days’ prior written notice of the acquisition and has not objected to it. “Control” in this context means the acquisition of, control of, or holding proxies representing, more than 25% of the voting shares of HEI or the power to control in any manner the election of a majority of the directors of HEI. Moreover, under OTS regulations, one would be determined, subject to rebuttal, to have acquired control if one acquires more than 10% of the voting shares of HEI and is subject to one of certain specified “control factors.” Anyone acquiring more than 10%, or additional stock above 10%, of any class of shares of HEI is required to file a certification with the OTS. Companies that are already qualified as savings and loan association holding companies are subject to even lower thresholds of voting share acquisition than the more generally applicable 25% and 10% thresholds just described. Such companies may not acquire more than 5% of the voting shares of HEI without prior OTS approval.

          In addition to the federal restrictions which result from ASB’s status as a bank, HEI, HEIDI and ASB are subject to potential State of Hawaii restrictions on acquisitions of “control” as a result of the nondepository financial services loan company license issued under the Hawaii Code of Financial Institutions (the “Hawaii Code”) to ASB Realty Corporation, a Hawaii corporation and a subsidiary of

ASB. As a result of its direct or indirect voting control of ASB Realty, each of HEI, HEIDI and ASB has registered as a “financial institution holding company” under the Hawaii Code. In principle, a change in control of a company registered as a financial institution holding company requires the prior approval of the Hawaii Commissioner of Financial Institutions. However, the Commissioner has the discretion to waive the requirement for prior approval where the financial institution holding company status results solely from the control of a nondepository financial services loan company such as ASB Realty, provided that publication, in a form approved by the Commissioner, is made stating the fact that a change of control will take place and describing the effect, if any, on the operations and employees of the nondepository financial services loan company. If the requirement for prior approval is not waived, approval of the Commissioner would be required for any direct or indirect acquisition of the ownership of or power to vote 10% or more of any class of the voting stock of HEI.

Dividend Reinvestment and Stock Purchase Plan

          Any individual of legal age or entity is eligible to participate in the HEI Dividend Reinvestment and Stock Purchase Plan by making an initial cash investment in common stock, subject to applicable laws and regulations and the requirements of the plan. Holders of common stock, and preferred stock of HEI’s electric utility subsidiaries (HECO, MECO and HELCO), may automatically reinvest some or all of their dividends to purchase additional shares of common stock at market prices (as defined in the plan). Participants in the plan may also purchase additional shares of common stock at market prices (as defined in the plan) by making cash contributions to the plan. HEI reserves the right to suspend, modify or terminate the plan at any time. Shares of common stock issued under the plan may either be newly issued shares or shares purchased by the plan on the open market. Participants do not pay brokerage commissions or service charges in connection with purchases of newly issued shares, but do pay their pro rata share of brokerage commissions if the plan purchases shares for participants on the open market.

UNDERWRITING

          Subject to the terms and conditions described in a purchase agreement between HEI and the underwriters, HEI has agreed to sell to the underwriters, and the underwriters severally have agreed to purchase from HEI, the number of shares listed opposite their names below.

Number
Underwriter	of Shares

Merrill Lynch, Pierce, Fenner & Smith
Incorporated	750,000
Goldman, Sachs & Co.	375,000
Robert W. Baird & Co. Incorporated	225,000
Janney Montgomery Scott LLC	150,000

Total	1,500,000

          The underwriters have agreed to purchase all of the shares sold under the purchase agreement if any of these shares are purchased. If an underwriter defaults, the purchase agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the purchase agreement may be terminated.

          HEI has agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

          The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the purchase agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and reject orders in whole or in part.

Commissions and Discounts

          The underwriters have advised HEI that they propose initially to offer the shares to the public at the initial public offering price on the cover page of this prospectus and to dealers at that price less a concession not in excess of $.85 per share. The underwriters may allow, and the dealers may reallow, a discount not in excess of $.10 per share to other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

          The following table shows the public offering price, underwriting discount and proceeds before expenses to HEI. The information assumes either no exercise or full exercise by the underwriters of their overallotment option.

	Per Share	Without Option	With Option

Public offering price	$37.70	$56,550,000	$65,032,500
Underwriting discount	$1.51	$2,265,000	$2,604,750
Proceeds, before expenses, to HEI	$36.19	$54,285,000	$62,427,750

          The expenses of the offering, not including the underwriting discount, are estimated at $150,000 and are payable by HEI.

Overallotment Option

          HEI has granted an option to the underwriters to purchase up to 225,000 additional shares at the public offering price less the underwriting discount. The underwriters may exercise this option for 30 days from the date of this prospectus solely to cover any overallotments. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the purchase agreement, to purchase a number of additional shares proportionate to that underwriter’s initial amount reflected in the above table.

No Sale of Similar Securities

          HEI and its nonemployee directors have agreed, with exceptions (including exceptions for issuances by HEI of common stock upon exercises of existing options and grants of options to purchase common stock under existing employee and director plans), not to sell or transfer any common stock for 90 days after the date of this prospectus without first obtaining the written consent of Merrill Lynch. HEI’s executive officers also have agreed to these restrictions for a period of 75 days after the date of this prospectus without first obtaining the written consent of Merrill Lynch. Specifically, HEI and these individuals have agreed, with exceptions, not to directly or indirectly

•	offer, pledge, sell or contract to sell any common stock,

•	sell any option or contract to purchase any common stock,

•	purchase any option or contract to sell any common stock,

•	grant any option, right or warrant for the sale of any common stock,

•	lend or otherwise dispose of or transfer any common stock,

•	request or demand that HEI file a registration statement related to the common stock, or

•	enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

          This lockup provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

          The lockup agreements described above may be released at any time as to all or any portion of the shares subject to such agreements at the sole discretion of Merrill Lynch. There are, however, currently no agreements between Merrill Lynch and any of HEI’s executive officers or directors releasing them from these lockup agreements prior to the expiration of the respective restricted day period.

New York Stock Exchange Listing

          The shares are listed on the New York Stock Exchange under the symbol “HE.”

Price Stabilization and Short Positions

          Until the distribution of the shares is completed, SEC rules may limit underwriters from bidding for and purchasing HEI common stock. However, the underwriters may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

          In connection with the offering, the underwriters may make short sales of the common stock and may purchase shares in the open market to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are made in an amount not greater than the overallotment option described above. The underwriters may close out any covered short position by either exercising the overallotment option or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the overallotment option. “Naked” short sales are sales in excess of the overallotment option. The underwriters must close out any naked short positions by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering. Purchases of the common stock to stabilize its price or to reduce a short position may cause the price of the common stock to be higher than it might be in the absence of such purchases.

          Neither HEI nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither HEI nor any of the underwriters makes any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Distribution

          Merrill Lynch will be facilitating Internet distribution for this offering to certain of its Internet subscription customers. Merrill Lynch may allocate a limited number of shares for sale to its online brokerage customers. An electronic prospectus is available on the website maintained by Merrill Lynch. Other than the prospectus in electronic format, the information on the Merrill Lynch website relating to this offering is not part of this prospectus.

Other Relationships

          Merrill Lynch, Pierce, Fenner & Smith Incorporated and Goldman, Sachs & Co. have acted as HEI’s agents in a medium-term note program and have received customary fees for sales of medium-term notes under that program. Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with HEI and its subsidiaries. They have received customary fees for these transactions.

VALIDITY OF COMMON STOCK

          The validity of the shares of common stock offered by this prospectus will be passed upon for HEI by Goodsill Anderson Quinn & Stifel LLP, Honolulu, Hawaii, and for the underwriters by Pillsbury Winthrop LLP, New York, New York. Pillsbury Winthrop LLP will rely upon the opinion of Goodsill Anderson Quinn & Stifel LLP as to matters of Hawaii law.

EXPERTS

          The consolidated financial statements and schedules of HEI and its subsidiaries as of December 31, 2000 and 1999 and for each of the years in the three-year period ended December 31, 2000 incorporated by reference and included, respectively, in HEI’s Annual Report on Form 10-K for the year ended December 31, 2000, which are incorporated by reference in this prospectus, have been so incorporated in this prospectus in reliance upon the reports of KPMG LLP, independent certified public accountants, incorporated by reference in this prospectus, and upon the authority of said firm as experts in accounting and auditing.

1,500,000 Shares

Hawaiian Electric Industries, Inc.

Common Stock

PROSPECTUS

Merrill Lynch & Co.

Goldman, Sachs & Co.
Robert W. Baird & Co.
Janney Montgomery Scott LLC

November 13, 2001